Exhibit 99.4
CERTIFICATION
I, Nicholas Goodman, certify that:
1.I have reviewed this annual report on Form 40-F as amended by Amendment No. 1 of Brookfield Asset Management Inc.; and
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
Dated: March 26, 2021

/s/ Nicholas Goodman
Nicholas Goodman
Chief Financial Officer
(Principal Financial Officer)